Standard Industrial Classification (SIC)                      CIK: 0001688912
                 CCC: dztpdz6*
Investment Trust Company -6091
Real Estate Investment Trust-6798
Asset- Backed Securities -6189
          DONALD RIVERS GOOLSBY WHFIT

   UNITED STATES
       SECURITIES  AND EXCHANGE COMMISSION
         WASHIGNTON, DC 20549

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     FORM N-8A

 NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
                        THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange
Commission that it registers under and pursuant to the provisions of Section
8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

DONALD RIVERS GOOLSBY WHFIT
5247 WILSON MILLS RD. #544
RICHMOND HEIGHTS, OHIO 44143

Phone: 440 313-1977

Name and address of agent for service of process:
Donald Rivers Goolsby Authorized Representative- UCC1-207/308
5247 Wilson Mills Rd. #544
Richmond Heights, Ohio 44143

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES [X] NO [ ]

During the preparation of form N-8A, notification of registration c/o
DONALD RIVERS GOOLSBY WHFIT, the trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification  after review and evaluation of trust assets.

In the matter of public interest the attached Declarations of trust are private and should be treated with confidentiality.

This Notification of Registration Statement is filed pursuant to Section 8(b)
of the Investment Company Act of 1940 concurrently with the filing of Form
N-8A. Both requirements of section 8(a), and 8(b) of the Investment Company
Act of 1940 are satisfied with the filing of form N-8A.

    JURAT

Pursuant to the requiremnts of the Investment Company Act of 1940 the sponsor/trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Cleveland and state of Ohio on the 9th day of December 2016.

                Signature; DONALD RIVERS GOOLSBY WHFIT
          BY; Donald Rivers Goolsby
          Title; Executor/Authorized Representaaative UCC1-207/308

Attest: Cathy F. Peters
Title : NOTARY PUBLIC-
        State of Ohio Commission Expies 05/31/18